UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                           333-115046

Commission File Number 333-115046-12

Mrs. Fields Famous Brands, LLC

Mrs. Fields Financing Company, Inc.

(Exact name of registrant as specified in its charter)

2855 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121-1050

(801) 736-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11½% Senior Secured Notes due 2011

9% Senior Secured Notes due 2011

(See Note 1 Below)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rules provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 34

Note 1:

This certification/notice relates to Mrs. Fields Famous Brands, LLC’s (the “Company”) and Mrs. Fields Financing Company, Inc.’s (the “Co-Issuer” and, together with the Company, the  “Issuers”) existing 11½% Senior Secured Notes due 2011 (the “11½% Notes”) and 9% Senior Secured Notes due 2011 (the “9% Notes” and together with the 11% Notes, the “Existing Notes”). Pursuant to the Company’s out-of-court exchange offer (the “Exchange Offer”) and/or a “pre-packaged” Chapter 11 filing and a plan of reorganization confirmed under the United States Bankruptcy Code, the 11½% Notes and 9% Notes have been cancelled and are no longer outstanding and the Issuers have agreed inter alia, to issue $52,149,000 aggregate principal amount of 10% Senior Secured Notes due 2014 (the “Notes”) to holders of the Existing Notes plus cash and certain equity interests of the Issuers in accordance with the terms of the Exchange Offer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuers have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	October 27, 2008	By:	/s/Michael R. Ward
Michael R. Ward Executive Vice President and Chief Legal Officer

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